                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 2)

                               BELL SPORTS CORP.
                              (NAME OF THE ISSUER)

              4 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000
                         (TITLE OF CLASS OF SECURITIES)

                                   077903AA0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                                LINDA K. BOUNDS
                 SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                               BELL SPORTS CORP.
                            6350 SAN IGNACIO AVENUE
                           SAN JOSE, CALIFORNIA 95119
                                 (408) 574-3400


(Name, Address and Telephone Number of Person Authorized to Receive Notices and

             Communications on Behalf of Person Filing Statement)

                  ------------------------------------------

                                 June 30, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                  CALCULATION OF FILING FEE:  PREVIOUSLY PAID.

     Bell Sports Corp., a Delaware corporation (the "Company") hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998 (as amended on July 28, 1998, the "Statement"), with respect to the tender offer (the "Tender Offer") by the Company for up to $62.5 million aggregate principal amount of its 4 1/4% Convertible Subordinated Debentures due 2000 (the "Debentures"). This amendment constitutes Amendment No. 2 to the Statement.

     Capitalized terms used but not defined herein shall have the meanings assigned to them in the Statement. Pursuant to General Instruction E to
Schedule 13E-4, information previously disclosed in the Statement is omitted from this Amendment No. 2.

ITEM 1.

     (b) The Offer to Purchase expired by its terms at 7:00 a.m., New York City time, on August 14, 1998. Debentures were tendered pursuant to the Tender Offer in an aggregate principal amount of $77,397,000. The Company has accepted $62,500,000 aggregate principal amount of Debentures in accordance with the terms of the Tender Offer. Accordingly, the Company will purchase approximately 80% of the Debentures tendered from all tendering debentureholders on a pro rata basis. The Debentures will be purchased for $905 per $1,000 principal amount of Debentures, plus accrued and unpaid interest from May 15, 1998 up to, but not including, the date of payment.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.         DESCRIPTION OF EXHIBIT
  99.1.      Offer to Purchase dated June 30, 1998 (Exhibit 99.1 to the
             Company's Schedule 13E-4 filed with the Securities and Exchange
             Commission on June 30, 1998)

  99.2.      Form of Letter of Transmittal (Exhibit 99.2 to the Company's
             Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

  99.3.      Notice of Guaranteed Delivery (Exhibit 99.3 to the Company's
             Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

  99.4.      Form of Letter to Holders of 4 1/4% Convertible Subordinated
             Debentures due 2000 (Exhibit 99.4 to the Company's Schedule 13E-4
             filed with the Securities and Exchange Commission on June 30, 1998)

  99.5.      Form of Letter to Broker, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (Exhibit 99.5 to the Company's
             Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

  99.6.      Form of Letter to Clients (Exhibit 99.6 to the Company's Schedule
             13E-4 filed with the Securities and Exchange Commission on June 30,
             1998)

  99.7.      Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9 (Exhibit 99.7 to the Company's Schedule 13E-4
             filed with the Securities and Exchange Commission on June 30, 1998)

  99.8. Agreement and Plan of Recapitalization and Merger, dated as of February 17, 1998, between HB Acquisition Corporation and the
             Company (Incorporated by reference to the Company's Current Report on Form 8-K dated February 17, 1998)

  99.9.      First Amendment to Agreement and Plan of Recapitalization and
             Merger, dated as of April 8, 1998, between HB Acquisition
             Corporation and the Company (Incorporated by reference to the Company's Current Report on Form 8-K dated April 8, 1998)

  99.10.     Amended and Restated Employment Agreement, dated as of February 17,
             1998 and effective as of and simultaneous with the Merger, among Terry G. Lee, the Company and Bell Sports, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998)

  99.11.     Amended and Restated Employment Agreement, dated as of February 17,
             1998 and effective as of and simultaneous with the Merger, among Mary J. George, the Company and Bell Sports, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998)

  99.12.     Memorandum of Understanding between the Company and Linda K.
             Bounds, dated January 28, 1998 (Exhibit 99.12 to the Company's
             Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

  99.13.     Letter Agreement dated as of February 17, 1998, as amended on April
             8, 1998, between Mary J. George and HB Acquisition (Exhibit 99.13 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

  99.14. Supplement to Offer to Purchase dated July 24, 1998 (Exhibit 99.14 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

  99.15.     Form of Letter of Transmittal (as amended on July 24, 1998)
             (Exhibit 99.15 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

  99.16.     Notice of Guaranteed Delivery (as amended on July 24, 1998)
             (Exhibit 99.16 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

  99.17.     Form of Letter to Holders of 4 1/4% Convertible Subordinated
             Debentures due 2000 (as amended on July 24, 1998) (Exhibit 99.17 to the Company's Schedule 13E-4 filed with the Securities and Exchange
             Commission on July 28, 1998)

  99.18.     Form of Letter to Broker, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (as amended on July 24, 1998) (Exhibit
             99.18 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

  99.19.     Form of Letter to Clients (as amended on July 24, 1998) (Exhibit
             99.19 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

  99.20.     Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9 (as amended on July 24, 1998) (Exhibit 99.20 to the Company's Schedule 13E-4 filed with the Securities and Exchange
             Commission on July 28, 1998)

  99.21.     Press release of Bell Sports Corp. dated June 30, 1998*

  99.22.     Press release of Bell Sports Corp. dated July 24, 1998*

  99.23.     Press release of Bell Sports Corp. dated August 17, 1998*

  *Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 17, 1998                  BELL SPORTS CORP.

                                    By /s/ Linda K. Bounds
                                      -----------------------------------
                                      Name:   Linda K. Bounds
                                      Title:  Senior Vice President and
                                              Chief Financial Officer

                               INDEX TO EXHIBITS

EXHIBIT NO.         DESCRIPTION OF EXHIBIT
   99.1.      Offer to Purchase dated June 30, 1998 (Exhibit 99.1 to the
              Company's Schedule 13E-4 filed with the Securities and Exchange
              Commission on June 30, 1998)

   99.2.      Form of Letter of Transmittal (Exhibit 99.2 to the Company's
              Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

   99.3.      Notice of Guaranteed Delivery (Exhibit 99.3 to the Company's
              Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

   99.4.      Form of Letter to Holders of 4 1/4% Convertible Subordinated
              Debentures due 2000 (Exhibit 99.4 to the Company's Schedule 13E-4
              filed with the Securities and Exchange Commission on June 30,
              1998)

   99.5.      Form of Letter to Broker, Dealers, Commercial Banks, Trust
              Companies and Other Nominees (Exhibit 99.5 to the Company's
              Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

   99.6.      Form of Letter to Clients (Exhibit 99.6 to the Company's Schedule
              13E-4 filed with the Securities and Exchange Commission on June
              30, 1998)

   99.7.      Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9 (Exhibit 99.7 to the Company's Schedule 13E-4
              filed with the Securities and Exchange Commission on June 30,
              1998)

   99.8. Agreement and Plan of Recapitalization and Merger, dated as of February 17, 1998, between HB Acquisition Corporation and the
              Company (Incorporated by reference to the Company's Current Report on Form 8-K dated February 17, 1998)

   99.9.      First Amendment to Agreement and Plan of Recapitalization and
              Merger, dated as of April 8, 1998, between HB Acquisition
              Corporation and the Company (Incorporated by reference to the Company's Current Report on Form 8-K dated April 8, 1998)

   99.10.     Amended and Restated Employment Agreement, dated as of February
              17, 1998 and effective as of and simultaneous with the Merger, among Terry G. Lee, the Company and Bell Sports, Inc.
              (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998)

   99.11.     Amended and Restated Employment Agreement, dated as of February
              17, 1998 and effective as of and simultaneous with the Merger, among Mary J. George, the Company and Bell Sports, Inc.
              (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998)

   99.12.     Memorandum of Understanding between the Company and Linda K.
              Bounds, dated January 28, 1998 (Exhibit 99.12 to the Company's
              Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

   99.13. Letter Agreement dated as of February 17, 1998, as amended on April 8, 1998, between Mary J. George and HB Acquisition (Exhibit
              99.13 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on June 30, 1998)

   99.14. Supplement to Offer to Purchase dated July 24, 1998 (Exhibit 99.14 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

    99.15.    Form of Letter of Transmittal (as amended on July 24, 1998)
              (Exhibit 99.15 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

    99.16.    Notice of Guaranteed Delivery (as amended on July 24, 1998)
              (Exhibit 99.16 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

    99.17.    Form of Letter to Holders of 4 1/4% Convertible Subordinated
              Debentures due 2000 (as amended on July 24, 1998) (Exhibit 99.17 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

    99.18.    Form of Letter to Broker, Dealers, Commercial Banks, Trust
              Companies and Other Nominees (as amended on July 24, 1998)
              (Exhibit 99.18 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

    99.19.    Form of Letter to Clients (as amended on July 24, 1998) (Exhibit
              99.19 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

    99.20.    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9 (as amended on July 24, 1998) (Exhibit 99.20 to the Company's Schedule 13E-4 filed with the Securities and Exchange Commission on July 28, 1998)

   99.21.     Press release of Bell Sports Corp. dated June 30, 1998*

   99.22.     Press release of Bell Sports Corp. dated July 24, 1998*

   99.23.     Press release of Bell Sports Corp. dated August 17, 1998*

   *Filed herewith.